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ANNUAL REPORTS
FORM X-17A-5
PART III ☒

SEC FILE NUMBER

8-69106

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 AND ENDING 12/31/22
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Hedgemark Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
   ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

300 Park Avenue, 22nd Floor
                         (No. and Street)

New York   NY   10022
      (City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Clark Tucker   205-721-0507   clark.tucker@oysterllc.com
(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Raymond Chabot Grant Thornton
                (Name – if individual, state last, first, and middle name)

600 De La Gauchetieter Street West, Suite 2000   Montreal   Quebec   H3B 4L8
(Address)   (City)   (State)   (Zip Code)

07/08/2004   1232
(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, __Michael Kirk__ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __RMK Maritime Capital LLC__ , as of __12/31__ , 2 __022__ , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title:
CEO

(notary stamp)
RICHARD A BEACHLER
Notary Public — Seal
Hamilton County — State of Indiana
Commission Number NP0715634
My Commission Expires Aug. 10, 2026

(signature)
Notary Public

(notary stamp)
RICHARD A BEACHLER
Notary Public — Seal
Hamilton County — State of Indiana
Commission Number NP0715634
My Commission Expires Aug. 10, 2026

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

RMK Maritime Capital, LLC

Report Pursuant to SEA Rule 17a-5(d)

Financial Statements

For the Year Ended December 31, 2022

Public

RMK MARITIME CAPITAL, LLC
December 31, 2022

Table of Contents



Katz, Sapper & Miller, LLP
Certified Public Accountants
7 Penn Plaza, Suite 1500
New York, NY 10001

Report of Independent Registered Public Accounting Firm

To the Members of
RMK Maritime Capital, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of RMK Maritime Capital, LLC as of December 31, 2022, and the related notes (collectively referred to as the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of RMK Maritime Capital, LLC as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of RMK Maritime Capital, LLC's management. Our responsibility is to express an opinion on RMK Maritime Capital, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to RMK Maritime Capital, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Katz, Sapper & Miller, LLP

We have served as RMK Maritime Capital, LLC's auditor since 2018.

New York, New York
February 13, 2023

1

RMK MARITIME CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2022

ASSETS

Cash and cash equivalents	$	133,369
Property and equipment (net of accumulated depreciation of $88,945)		-
Deposits		25,006
Right of use assets		131,955
Prepaid expenses and other assets		6,991
TOTAL ASSETS	**$**	**297,321**

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES

Accounts payable and accrued expenses	$	13,934
Lease liability		139,051
TOTAL LIABILITIES		**152,985**
Members' equity		**144,336**
TOTAL LIABILITIES AND MEMBERS' EQUITY	**$**	**297,321**

3

The accompanying notes are an integral part of these financial statements.

RMK MARITIME CAPITAL, LLC
December 31, 2022

Notes to Financial Statements

Note 1:   General and Summary of Significant Accounting Policies

General
RMK Maritime Capital, LLC (the "Company"), doing business as RMK Capital LLC, was organized in the State of Delaware on January 21, 2014. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, and a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company is owned by its Principal, Michael Kirk.

The Company is engaged in business as a securities broker-dealer providing investment banking related services.

Use of Estimates
The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business. Cash deposits may be in excess of FDIC limits of $250,000.

Property and Equipment
Property and equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized.

Income Taxes
The Company, with the consent of its Member, has elected to be a Delaware Limited Liability Company. For tax purposes the Company is treated like a partnership, therefore in lieu of business income taxes, the Members are taxed on the Company's taxable income. Accordingly, no provision or liability for Federal Income Taxes is included in these financial statements. The Company is subject to routine audits by taxing jurisdictions, however, there are currently no audits for any tax periods in progress. Management believe it is no longer subject to income tax examinations for years prior to 2019.

Subsequent Events
Subsequent events were evaluated by management through February 13, 2023, the date the financial statements were available to be issued.

RMK MARITIME CAPITAL, LLC
December 31, 2022

Note 2: Property and Equipment
Property and equipment are recorded net of accumulated depreciation and summarized by major classification as follows.

			Useful Life
Leasehold improvements	$	73,640	5
Furniture and fixtures		15,689	3
		89,329	
Less: accumulated depreciation		(89,329)	
Property and equipment, net	$	0	

Depreciation expense for the year ended December 31, 2022 was $384.

Note 3: Leases
In February 2016, the FASB amended the Leases topic of the Accounting Standards Codification to revise certain aspects of recognition, measurement, presentation, and disclosure of leasing transactions. The amendments are effective for fiscal years beginning after December 15, 2018. The Company has implemented the new standard and has reflected the impact of it on its financial position, results of operations, and cash flows. In July, 2018, the FASB issued updated guidance which allows an additional transition method to adopt the new lease standard at the adoption date, rather than at the beginning of the earliest period presented, and recognize a cumulative-effect adjustment, if required, to the beginning balance of retained earnings in the period of adoption (modified retrospective method). The Company elected this transition method on January 1, 2019.

The Company has obligations under an operating lease with initial non-cancelable terms in excess of one year covering those facilities. This lease is included in right-of-use-assets and lease liabilities on the Company's Statement of Financial Condition. The Company's current lease expires in 2024 and includes the option to renew or terminate. The Company is not reasonably certain to renew or terminate, therefore renewal and termination options are not considered in the lease term or the right-of-use asset and lease liabilities balances.

Right-of-use assets and lease liabilities are recognized at the lease commencement date based on the present value of future payments over the lease term. The discount rate used to determine the commencement date present value is the interest rate implicit in the lease, or when that is not readily determinable, the company uses its incremental borrowing rate. The company uses an incremental borrowing rate of 5% over the remaining lease term of 1.5 years based on information available at the lease commencement in determining the present value of future payments. Lease expense for net present value of payments is recognized on a straight-line basis over the lease term. Operating lease cost under the current lease was $91,710 for the year ended December 31, 2022, and is recorded as rent expense. An additional $3,706 is included in rent and utilities which represents cost under the short-term operating lease for one office entered into on November 1, 2022 and expires on October 31, 2023. The future cost under the short-term operating lease is $15,109. The short-term operating lease is not included in the rights of use asset or lease liability.

RMK MARITIME CAPITAL, LLC
December 31, 2022

Note 3: Leases (Continued)

Aggregate annual payments under this lease agreement at December 31, 2022 are as follows:

Year Ending December 31,

2023	95,886
2024	48,775
	$ 144,661

Note 4: Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2022, the Company had net capital of $112,345 which was $107,345 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($21,030) to net capital was 0.18 to 1, which is less than the 15 to 1 maximum allowed.

Note 5: Concentration

Approximately 93% of total revenue is from one customer with 29%, one customer with 17%, and 47% of which is from a related party (see Note 6).

Note 6: Related Party Transactions

During the year, approximately $499,980 of professional fees were received from RMK Maritime (Europe) Limited, an affiliate of the Principal and Company.